Exhibit 99.3

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 26, 2005

To the holders of Delhaize Group

American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with an Ordinary General Meeting of Shareholders to be held on Thursday, May 26, 2005, at 3:00 p.m., local time, at the registered office of the Company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

Delhaize Group’s depositary, The Bank of New York, has fixed the close of business on April 19, 2005 as the record date for the determination of holders of Delhaize Group ADSs entitled to vote at the meeting and, accordingly, only holders of Delhaize Group ADSs who are otherwise entitled to vote and who are holders of record at the close of business on that date will be entitled to notice of, and to vote at, the meeting.

Under Belgian law, Delhaize Group must hold an Ordinary General Meeting within six months after the close of its financial year. At the Ordinary General Meeting to be held on May 26, 2005, Delhaize Group’s shareholders will consider and vote on the points on the agenda as further detailed in the enclosed information statement.

Belgian law does not require a quorum for the Ordinary General Meeting. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group shares present or represented at the meeting.

You can validly express the vote attached to your ADSs at the May 26 meeting by following the procedures specified in a separate notice by Delhaize Group’s depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250, ext.2529. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-610-382-7836 for international calls.

Pierre-Olivier Beckers

President and Chief Executive Officer

Delhaize Group SA

Ordinary General Meeting of Shareholders

May 26, 2005

Agenda

1.		Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2004	3

2.		Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2004	3

3.		Presentation of the Consolidated Annual Accounts as of December 31, 2004	3

4.		Presentation of Information on Corporate Governance	4

5.		Proposal to Approve the Non-consolidated Annual Accounts as of December 31, 2004, including the Appropriation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.12 per Ordinary Share	5

6.		Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2004	6

7.		Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2004	6

8.		Resignation, Renewal of Terms and Appointment of Directors	6

	8.1	Notification of the resignation of Baron Gui de Vaucleroy as Director as from December 31, 2004	6

	8.2	Notification of the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove as Director with effect at the end of the Ordinary General Meeting	6

	8.3	Notification of the resignation of Frans Vreys as Director with effect at the end of the Ordinary General Meeting	6

	8.4	Proposal to renew the term of Count Arnoud de Pret for a period of three years	7

	8.5	Proposal to appoint Luc Vansteenkiste for a period of three years	7

	8.6	Proposal to appoint Jacques de Vaucleroy for a period of three years	7

	8.7	Proposal to appoint Hugh G. Farrington for a period of three years	7

9.		Proposals to designate each of the Directors listed below as independent under Belgian Company Code	8

	9.1	Count Arnoud de Pret Roose de Calesberg	9

	9.2	Luc Vansteenkiste	9

	9.3	Jacques de Vaucleroy	9

	9.4	Hugh G. Farrington	9

10.		Renewal of the Statutory Auditor’s Mandate	9

11.		Proposal to Approve a Stock Option Plan under which Executive Managers could be Entitled to Acquire Delhaize Group’s Ordinary Shares	10

12.		Proposal to Approve Accelerated Vesting of Stock Options and Accelerated Payment Under a Performance Cash Plan Upon a Change of Control over Delhaize Group SA.	10

Delhaize Group SA

Ordinary General Meeting of Shareholders

May 26, 2005

Information Statement

Item (1)

Presentation of the Management Report of the Board of Directors

for the Financial Year Ended December 31, 2004

Annually the Board of Directors prepares, according to Belgian law, a management report on Delhaize Group SA (also called the “Company” herein). No later than one month before the date of the Ordinary General Meeting, the Board of Directors provides the management report to Delhaize Group’s statutory auditor, Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the annual report enclosed herewith, the following chapters of the annual report collectively constitute the Board of Directors’ management report: Business Review, Financial Review, Additional Information and Corporate Governance.

The management report of the Board of Directors will be presented to the shareholders at the Ordinary General Meeting.

No vote is required on the management report.

Item (2)

Presentation of the Report of the Statutory Auditor

for the Financial Year Ended December 31, 2004

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of Delhaize Group for the benefit of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated and consolidated accounts of Delhaize Group for the financial year ended December 31, 2004 and (ii) stated that the management report of the Board of Directors includes the information required by law and agrees with the consolidated financial statements. The report of the statutory auditor on the consolidated accounts is reproduced in the glossy annual report (page 58), enclosed herewith.

The report of the statutory auditor will be presented to the shareholders at the Ordinary General Meeting.

No vote is required on the report of the statutory auditor.

Item (3)

Presentation of the Consolidated Annual Accounts

as of December 31, 2004

The consolidated annual accounts and the results of Delhaize Group as of December 31, 2004 will be presented and discussed at the Ordinary General Meeting. Belgian law requires shareholder approval of the non-consolidated annual accounts but not of the consolidated annual accounts.

No vote is required on the consolidated annual accounts as of December 31, 2004.

Item (4)

Presentation of Information on Corporate Governance

High standards of integrity and corporate governance are important to Delhaize Group. The Group maintains an Audit Committee, a Governance Committee and a Compensation Committee to comply with best practices. A code of business conduct and ethics has been adopted. Delhaize Group performs a group-wide review and assessment of internal controls over financial reporting. The Board of Directors continues to discuss and carefully monitor new developments in the international corporate governance landscape.

The European Commission in 2003 launched an Action Plan on “Modernizing Company Law and Enhancing Corporate Governance in the European Union” (the “European Union Action Plan”), which requires that each member state, including Belgium, designates a set of corporate governance rules applicable to publicly-held companies listed in that member state. In Belgium, there were three separate sets of rules drawn up by different authorities, in need of updating and consolidation. In this context, on December 9, 2004, the Belgian Corporate Governance Committee, an organization formed at the initiative of the Belgian Banking, Finance and Insurance Commission, Euronext Brussels and the Federation of Belgian Enterprises, issued the Belgian Code on Corporate Governance, effective on January 1, 2005, with phased-in compliance deadlines. In line with the European Union Action Plan, the Belgian Corporate Governance Committee has recommended that Belgian authorities consider designating the Belgian Code on Corporate Governance as the Belgian code of reference applicable to publicly held companies listed in Belgium.

Delhaize Group is currently substantially in compliance with the recommendations of the Belgian Code on Corporate Governance because (i) it is convinced of the importance of corporate governance and (ii) the requirements of the Belgian Code on Corporate Governance mirror many of the requirements with which the Company complies in connection with its listings on Euronext Brussels and the New York Stock Exchange (“NYSE”). Delhaize Group is currently evaluating provisions of the Belgian Code on Corporate Governance that may require further action. The Company will, as required by the Belgian Code on Corporate Governance, make public no later than January 1, 2006, a corporate governance charter, outlining required corporate governance structure and policies.

You will find additional information on how we apply corporate governance in our company in our 2004 annual report on pages 73 ff. Delhaize Group’s annual report can be downloaded from our web site at www.delhaizegroup.com and a printed version can also be ordered from the Delhaize Group Investor Relation Department at +32 2 412 21 51

No vote is required on the corporate governance statement that has been put on the agenda of this Ordinary General Meeting of Shareholders for information and consideration in compliance with the recommendation of the Belgian Code on Corporate Governance.

Item (5)

Proposal to Approve the Non-consolidated Annual Accounts as of December 31, 2004,

including the Appropriation of Available Profits, and

Approve the Distribution of a Gross Dividend of EUR 1.12 (one euro twelve cents) per Ordinary Share

The following appropriation of the available profit of the Company will be proposed for shareholder approval at the Ordinary General Meeting:

Appropriation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31, 2004	91,492
Profit carried forward from previous years	63,132
Total available profit	154,624
Profit to carry forward	(49,283)
Transfer to legal reserve	(52)
Gross dividend of EUR 1.12 per ordinary share	(105,289)

As indicated in the table above, at the Ordinary General Meeting, the Board of Directors will propose the payment of a gross dividend of EUR 1.12 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, which was March 9, 2005, will therefore amount to EUR 105.3 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, coupon no. 43 attached, between the date of adoption of the annual accounts by the Board of Directors, which was March 9, 2005, and the date of their proposed approval by the Ordinary General Meeting of May 26, 2005.

The Board of Directors will communicate at the Ordinary General Meeting of May 26, 2005 the aggregate number of shares entitled to the 2004 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2004 will be modified accordingly. The maximum number of shares which could be issued between March 9, 2005, and May 26, 2005, assuming that all vested warrants were to be exercised, is 1,569,426. This would result in an increase in the dividend to be distributed, and the corresponding decrease in profit carried forward would be EUR 1.8 million.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2004

Under Belgian law, after approval of the annual non-consolidated accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board of Directors contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the Ordinary General Meeting.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2004

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the Ordinary General Meeting.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (8)

Resignation, Renewal of Terms and Appointment of Directors

8.1	Notification of the resignation of Baron Gui de Vaucleroy as Director as of December 31, 2004. The Board of Directors has decided that on January 1, 2005, Baron Georges Jacobs succeeded Gui de Vaucleroy as Chairman of Delhaize Group.

No vote is required on the resignation of Baron Gui de Vaucleroy.

8.2	Notification of the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove as Director with effect at the end of the Ordinary General Meeting.

No vote is required on the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove.

8.3	Notification of the resignation of Mr. Frans Vreys as Director with effect at the end of the Ordinary General Meeting.

No vote is required on the resignation of Mr. Frans Vreys.

Under Belgian law, directors are elected by majority vote at the Ordinary General Meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board of Directors for the terms proposed. Each nominee for director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Governance Committee, the Board of Directors unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

8.4	Proposal to renew the term of Count Arnoud de Pret Roose de Calesberg (60) as a director for a period of three years that will expire at the end of the Ordinary General Meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Count Arnoud de Pret Roose de Calesberg (60). Count de Pret was from 1991 to 2000 a member of the Executive Committee and Chief Financial Officer of the Belgian metals Company Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical Company UCB. Currently, Arnoud de Pret is, among others, member of the Board of Directors of InBev, the Belgian international brewery Company, and Umicore. Arnoud de Pret holds a Commercial Engineer’s degree from the Université Catholique de Louvain (UCL), Belgium. Count de Pret was elected to the Board of Directors in 2002.

8.5	Proposal to appoint Mr. Luc Vansteenkiste (57) as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Mr. Luc Vansteenkiste (57). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and member of the Board of the Belgian listed companies Telindus Group, Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage. Mr. Vansteenkiste is Chairman of the Federation of Belgian Companies and Board member of Belgian Institute for Board Members. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium

8.6	Proposal to appoint Mr. Jacques de Vaucleroy (44) as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Mr. Jacques de Vaucleroy (44). Mr. de Vaucleroy has over 18 years of experience in the financial services sector. He is currently responsible for the retail insurance business of ING in the U.S. as Group President of ING USFS. Jacques de Vaucleroy obtained a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussel, Belgium). Mr. de Vaucleroy is also a member of the Board of Directors of the King Baudouin Foundation United States.

8.7	Proposal to appoint Mr. Hugh G. Farrington (60) as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Mr. Hugh G. Farrington (60). After a long retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became Executive Vice President of Delhaize Group and member of its Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within the Group. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington is Chairman of the healthcare system MaineHealth and a former Vice Chairman of the Board of Directors of the Food Marketing Institute (FMI).

Item (9)

Independence of Directors

The recent corporate governance reforms in Belgium and the United States have introduced new regulations relating to the independence of directors.

As far as the rules applicable in Belgium are concerned, Delhaize Group’s shareholders at the Ordinary General Meeting held in 2004 determined that all the then directors of the Company, other than the Chief Executive Officer, Pierre-Olivier Beckers, satisfied the independence criteria under the rules of the Belgian Company Code. In addition to the rules of the Belgian Company Code, the Belgian Code on Corporate Governance contains a number of criteria to be taken into account when determining the independence of directors.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as Delhaize Group) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board of Directors has affirmatively determined in 2004 that all the then directors, with the exception of the Chief Executive Officer, Pierre-Olivier Beckers, had no material relationship with the Company, other than as directors of the Company, and were otherwise independent under the rules of the NYSE.

In March 2005, the Board of Directors has considered all criteria applicable to the assessment of independence of directors under applicable Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules and determined that, except for the Chief Executive Officer, all the directors of the Company and the nominees named under 9.2 to 9.3 below meet those independence criteria. As part of this assessment the Board has considered the fact that Frans Vreys, Baron Edgar-Charles de Cooman d’Herlinckhove and Philippe Stroobant served for more than three terms as directors of the Company and determined that in itself their tenures do not impair their independence under the Belgian Code on Corporate Governance. The Board also determined that, while Mr. Hugh Farrington referred to under 9.4 below immediately qualifies as independent under the Belgian Company Code, due to a former executive position held in the group he would only be eligible to qualify as independent director under the NYSE rules and the Belgian Code on Corporate Governance as from June 2006. The Board will propose at the Ordinary General meeting of May 26, 2005 that the shareholders acknowledge that all directors proposed for appointment or renewal are independent within the meaning of the Belgian Company Code.

The Board made its determination on the rules applicable in Belgium and the U.S. based on information provided by all directors regarding their relationships with Delhaize Group.

The proposed resolution only relates to the acknowledgment that the director whose mandate has been renewed, as well as the newly appointed directors, are meeting the independence criteria under the Belgian Company Code.

For directors to be independent within the meaning of the Belgian Company Code, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•	Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

•	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•	even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

•	A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement does not apply to the renewal of the mandate of independent directors of the Company.

•	A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board of Directors unanimously recommends that the shareholders acknowledge that the director whose mandate has been renewed, as well as the newly appointed directors, are meeting the independence criteria under the Belgian Company Code.

9.1	Proposal to acknowledge that Count Arnoud de Pret Roose de Calesberg satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and renew his mandate as independent director.

Count Arnoud de Pret Roose de Calesberg’s biographical information is provided above.

9.2	Proposal to acknowledge that Mr. Luc Vansteenkiste satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director.

Luc Vansteenkiste’s biographical information is provided above.

9.3	Proposal to acknowledge that Mr. Jacques de Vaucleroy satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director.

Jacques de Vaucleroy’s biographical information is provided above.

9.4	Proposal to acknowledge that Mr. Hugh G. Farrington satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director.

Hugh G. Farrington’s biographical information is provided above.

Item (10)

Renewal of the Statutory Auditor’s Mandate

Under Belgian law, the statutory auditor is elected by majority vote at the Ordinary General Meeting for a term of up to three years.

The Board of Directors proposes to renew the mandate of Deloitte & Touche Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, as statutory auditor, represented by Mr. Philip Maeyaert, auditor or, in the event of inability of the latter, by any other partner of the statutory auditor agreed upon by the Company, for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, and approve the yearly audit fees of the statutory auditor amounting to EUR 634,450.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (11)

Proposal to Approve a Stock Option Plan

under which Executive Managers are Entitled to Acquire

Delhaize Group’s Ordinary Shares

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers will be granted stock options entitling them to acquire shares of the Company. The Board of Directors proposes to approve a stock option plan that Delhaize Group SA intends to launch in the course of 2005, to the extent that the plan could entitle executive managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

The draft stock option plan is available on Delhaize Group’s web site at www.delhaizegroup.com

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (12)

Proposal to Approve Accelerated Vesting of Stock Options

and Accelerated Payment Under a Performance Cash Plan Upon a Change of Control

Consistent with past practices, the Board of Directors intends to issue stock options for management associates of non-U.S. operating companies of the Delhaize group, granting to the beneficiaries the right to acquire existing shares of the Company under the terms and conditions of a stock option plan. One of the provisions of the plan will provide that in the event of a change of control over the Company the beneficiaries will have the right to acquire prematurely shares of the Company.

Furthermore, in 2003, the Company adopted a global long-term incentive program (as further described in the 2004 Annual Report on page 78) which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board approved financial targets that are closely correlated to building long term shareholder value. The Performance Cash Plan provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.

In order to be enforceable, Article 556 of the Belgian Company Code requires that these provisions be approved by the shareholders.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex to Exhibit 99.3

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

Agenda of the ordinary general meeting to be held at the registered office of the company on May 26, 2005 at 3:00 p.m.

1.	Presentation of management report of the Board of Directors on the financial year ended December 31, 2004.

2.	Presentation of report of the statutory auditor on the financial year ended December 31, 2004.

3.	Communication of the consolidated annual accounts as of December 31, 2004.

4.	Presentation of information on corporate governance.

The documents and information referred to in agenda items 1-4 are included in Delhaize Group’s annual report for the financial year ended December 31, 2004 attached hereto.

5.	Approval of the annual accounts as of December 31, 2004.

Proposed resolution: approve the annual accounts as of December 31, 2004, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.12 per share.

6.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of Delhaize Group SA during the financial year ended December 31, 2004.

7.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor for the financial year ended December 31, 2004.

8.	Resignation, renewal and appointment of directors.

8.1	Notification of the resignation of Baron Gui de Vaucleroy as director as of December 31, 2004.

8.2	Notification of the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove as director with effect at the end of this meeting.

8.3	Notification of the resignation of Mr. Frans Vreys as director with effect at the end of this meeting.

8.4	Proposed resolution: renew the mandate of Count Arnoud de Pret Roose de Calesberg as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

8.5	Proposed resolution: appoint Mr. Luc Vansteenkiste as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

8.6	Proposed resolution: appoint Mr. Jacques de Vaucleroy as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

8.7	Proposed resolution: appoint Mr. Hugh G. Farrington as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

9.	Independence of directors under the Belgian Company Code.

9.1	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Count de Pret Roose de Calesberg, whose mandate has been renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.2	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Mr. Luc Vansteenkiste, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

9.3	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Mr. Jacques de Vaucleroy, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

9.4	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Hugh G. Farrington, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

10.	Renewal of the statutory auditor’s mandate for a period of three years.

Proposed resolution: renew the mandate of Deloitte & Touche Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, Belgium as statutory auditor, represented by Mr. Philip Maeyaert, auditor or, in the event of inability of the latter, by any other partner of the statutory auditor agreed upon by Delhaize Group SA, for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, and approve the yearly audit fees of the statutory auditor amounting to EUR 634,450.

11.	Stock option plan under which executive managers are entitled to acquire Delhaize Group’s ordinary shares.

Proposed resolution: approve a stock option plan that Delhaize Group SA intends to launch in the course of 2005, to the extent that the stock option plan could entitle executive managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

You will find the draft stock option plan attached hereto.

12.	Accelerated vesting of stock options and accelerated payment under a performance cash plan upon a change of control over the company.

Proposed resolution: pursuant to Article 556 of the Belgian Company Code, approve (i) any provision granting to the beneficiaries of stock options on shares of the company the right to acquire prematurely shares of the company in the event of a change of control over the company, as provided in the stock option plan that the company intends to launch in the course of 2005 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan, and (ii) any provision entitling the participants to the performance cash plan launched by the company in 2003 to receive a full cash payment with respect to any outstanding grant in the event of a change of control over the company.